SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 2001


                            W.P. STEWART & CO., LTD.
                 (Translation of Registrant's Name Into English)

                                  Trinity Hall
                                 43 Cedar Avenue
                                P.O. Box HM 2905
                                 Hamilton, HM LX
                                     Bermuda
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F [X]  Form 40-F [_]

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes [_] No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

                            W.P. STEWART & CO., LTD.


Form 6-K:  Table of Contents

1. Unaudited Condensed Consolidated Financial Statements of W.P. Stewart & Co., Ltd. as of March 31, 2001 and for the three months ended March 31, 2001 and 2000

2.   Interim Financial Report

3.   Exhibit -- Press Release

                           Forward-Looking Statements

     Certain statements in this Report on Form 6-K are forward-looking statements, including, without limitation, statements concerning our assumptions, expectations, beliefs, intentions, plans or strategies regarding the future. Such forward-looking statements are based on beliefs of our management as well as on estimates and assumptions made by and information currently available to our management. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risk factors set forth in the Annual Report on Form 20-F of W.P. Stewart & Co., Ltd. as well as the following:

     o    general economic and business conditions;

     o    a challenge to our U.S. tax status;

     o    industry capacity and trends;

     o    competition;

     o    the loss of major clients;

     o    changes in demand for our services;

     o changes in business strategy or development plans and the ability to implement such strategies and plans;

     o changes in the laws and/or regulatory circumstances in the United States, Bermuda, the United Kingdom, Ireland or other jurisdictions;

     o the adverse effect from a decline or volatility in the securities market in general or our products' performance;

     o quality of management and the ability to attract and retain qualified personnel;

     o actions taken or omitted to be taken by third parties including our shareholders, clients, competitors, legislative, regulatory, judicial and governmental authorities; and

     o    availability, terms and deployment of capital.

     Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary significantly from those anticipated, believed, estimated, expected, intended or planned. We do not intend to review or revise any particular forward-looking statements made in this Report on Form 6-K in light of future events. You are cautioned not to put undue reliance on any forward-looking statements.

                            W.P. Stewart & Co., Ltd.
            Condensed Consolidated Statements of Financial Condition


                                                                                            March 31,           December 31,
                                                                                              2001                  2000
                                                                                          -------------        -------------
                                                                                           (unaudited)
Assets
Cash and cash equivalents                                                                 $  74,951,074        $  56,764,420
Fees receivable                                                                               3,585,181            3,277,399
Fees receivable -- affiliates                                                                   395,160            2,718,058
Receivable from broker-dealer                                                                 1,356,323            1,605,520
Investments in unconsolidated affiliates (net of accumulated amortization of
    $14,634 and $0 at March 31, 2001 and December 31, 2000, respectively)                     3,811,381            3,649,298
Receivables from affiliates, net                                                                320,878              318,755
Investments, available for sale (cost $187,299 and $575,140 at March 31, 2001
    and December 31, 2000, respectively)                                                        338,773            1,025,458
Investment in aircraft (net of accumulated depreciation of $9,688,373 and
    $8,706,682 at March 31, 2001 and December 31, 2000, respectively)                        12,763,103           13,744,793
Goodwill (net of accumulated amortization of $999,879 and $691,120 at
    March 31, 2001 and December 31, 2000, respectively)                                      21,987,957           10,419,127
Customer lists (net of accumulated amortization of $1,338,065 and $1,011,819
    at March 31, 2001 and December 31, 2000, respectively)                                   17,198,893           14,344,573
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $1,506,541 and $1,325,482 at
    March 31, 2001 and December 31, 2000, respectively)                                       4,779,932            4,944,497
Interest receivable on shareholders' notes                                                      390,860              366,030
Other assets                                                                                  2,207,073            2,358,663
                                                                                          -------------        -------------

                                                                                          $ 144,086,588        $ 115,536,591
                                                                                          =============        =============

Liabilities and Shareholders' Equity
Liabilities:
    Loans payable                                                                         $  18,512,772        $  18,646,226
    Employee compensation and benefits payable                                                4,675,047              447,973
    Marketing fees payable                                                                    2,616,125            2,261,591
    Marketing fees payable - affiliates                                                         286,064            1,274,955
    Taxes payable                                                                             1,772,684            1,324,017
    Professional fees payable                                                                 3,140,801            3,448,332
    Dividends payable                                                                             8,528               10,643
    Accrued expenses and other liabilities                                                    5,337,498            5,291,236
                                                                                          -------------        -------------
                                                                                             36,349,519           32,704,973
                                                                                          -------------        -------------

Commitments and contingencies

Shareholders' equity:
  Common shares  (see Notes 1 and 2) $0.001 par value (125,000,000 shares authorized, 48,222,112 and 47,912,112 shares issued and outstanding at
    March 31, 2001 and December 31, 2000, respectively)                                          48,222               47,912
  Subscriptions for common shares                                                                    --            4,036,200
  Additional paid-in-capital                                                                112,975,807          101,482,513
  Contingently returnable shares (1,951,532 and 2,601,699 shares
     March 31, 2001 and December 31, 2000, respectively)                                    (28,526,305)         (35,541,596)
  Accumulated other comprehensive income                                                       (235,695)             217,413
  Retained earnings                                                                          41,105,302           31,630,834
                                                                                          -------------        -------------
                                                                                            125,367,331          101,873,276

Less: shareholders' notes receivable                                                        (17,630,262)         (15,005,458)
Less: subscriptions receivable                                                                       --           (4,036,200)
                                                                                          -------------        -------------

                                                                                            107,737,069           82,831,618
                                                                                          -------------        -------------

                                                                                          $ 144,086,588        $ 115,536,591
                                                                                          =============        =============

              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.

                            W.P. Stewart & Co., Ltd.
            Unaudited Condensed Consolidated Statements of Operations
               For the Three Months Ended March 31, 2001 and 2000



                                                  2001                2000
                                              ------------        ------------
Revenue:
  Fees                                        $ 32,155,126        $ 41,612,611
  Commissions                                   14,646,243          12,972,446
  Interest and other                             1,683,012             939,283
                                              ------------        ------------

                                                48,484,381          55,524,340
                                              ------------        ------------
Expenses:
  Employee compensation and benefits             9,619,456          10,258,282
  Marketing fees                                 1,673,536           3,149,094
  Commissions, clearance and trading             2,578,782           2,366,066
  Research and administration                    4,142,034           4,145,731
  Depreciation and amortization                  1,813,406           1,831,005
  Other operating                                2,809,788           4,228,435
                                              ------------        ------------
                                                22,637,002          25,978,613
                                              ------------        ------------

Income before taxes                             25,847,379          29,545,727

Provision for taxes                              2,584,738           2,939,510
                                              ------------        ------------

Net income                                    $ 23,262,641        $ 26,606,217
                                              ============        ============

Earnings per share:
  Basic earnings per share                           $0.53               $0.64
                                                     =====               =====
  Diluted earnings per share                         $0.49               $0.59
                                                     =====               =====

              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.

                            W.P. Stewart & Co., Ltd.
            Unaudited Condensed Consolidated Statements of Cash Flows
               For the Three Months Ended March 31, 2001 and 2000

                                                                                             2001                   2000
                                                                                        -------------         -------------
Cash flows from operating activities:
  Net income                                                                            $  23,262,641         $  26,606,217
  Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation and amortization                                                            1,813,406             1,831,005
   Equity in income of unconsolidated affiliates                                             (176,717)             (385,086)
  Changes in operating assets and liabilities:
   Fees receivable                                                                           (307,782)           (1,174,523)
   Fees receivable - affiliates                                                             2,322,898               744,819
   Receivable from broker-dealer                                                              249,197             1,070,048
   Other assets                                                                               151,590               (30,628)
   Employee compensation and benefits payable                                               4,227,074             4,153,820
   Marketing fees payable                                                                     354,534              (109,934)
   Marketing fees payable - affiliates                                                       (988,891)              329,998
   Taxes payable                                                                              448,667             1,454,242
   Professional fees payable                                                                 (307,531)              604,819
   Accrued expenses and other liabilities                                                      46,262            (1,256,818)
                                                                                        -------------         -------------

      Net cash provided by operating activities                                            31,095,348            33,837,979
                                                                                        -------------         -------------
Cash flows (used in) investing activities:
  Proceeds from sale of available for sale securities                                         405,711                    --
  Investments, available for sale                                                                  --                44,228
  Purchase of intangible assets                                                              (585,461)             (117,032)
  Receivables from affiliates, net                                                             (2,123)              210,610
  Purchase of furniture, equipment and leasehold improvements                                 (17,511)           (1,032,899)
                                                                                        -------------         -------------

      Net cash (used in) investing activities                                                (199,384)             (895,093)
                                                                                        -------------         -------------
Cash flows (used for) financing activities:
  Payments on loans payable                                                                  (133,454)             (124,571)
  Proceeds from notes receivable for common shares                                          1,411,396               885,554
  Interest receivable on shareholders' notes                                                  (24,830)             (153,611)
  Dividends to shareholders                                                               (13,790,288)           (2,775,573)
                                                                                        -------------         -------------

      Net cash (used for) financing activities                                            (12,537,176)           (2,168,201)

Effect of exchange rate changes in cash                                                      (172,134)              (24,653)
                                                                                        -------------         -------------

Net increase in cash and cash equivalents                                                  18,186,654            30,750,032

Cash and cash equivalents, beginning of period                                             56,764,420            24,791,813
                                                                                        -------------         -------------
Cash and cash equivalents, end of period                                                $  74,951,074         $  55,541,845
                                                                                        =============         =============
Supplemental Disclosures of Cash Flows Information
Cash Paid During the Period for:

      Income taxes                                                                      $   2,136,071         $   1,961,868
                                                                                        =============         =============
      Interest expense                                                                  $     321,270         $     330,153
                                                                                        =============         =============

Supplemental Schedule of Non-cash Investing and Financing Activities:
---------------------------------------------------------------------

     In 2001, 20% of the original shares issued in connection with our acquisitions of NS Money Management (Bermuda) Limited, First Long Island Investors, Inc. and TPRS Services N.V. ceased to be subject to repurchase, and were recorded with a fair value of $4,001,591, $5,324,400 and $5,128,704, respectively. (see Note 2) On January 1, 2000, 20% of the original shares issued in connection with our acquisitions of NS Money Management (Bermuda) Limited, First Long Island Investors, Inc. and TPRS Services N.V. ceased to be subject to repurchase, and were recorded with a fair value of $2,340,553, $3,124,800 and $2,999,808, respectively.

     As discussed in Note 8, the Company issued common shares for notes receivable for the three months ended March 31, 2001 and 2000 in the amounts of $4,036,200 and $0, respectively.

     At March 31, 2001 and 2000, the Company had dividends payable to shareholders of $8,528 and $0, respectively.


              The accompanying notes are an integral part of these
                  condensed consolidated financial statements.

                  NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS

NOTE 1:  BASIS OF PRESENTATION

     The accompanying condensed consolidated financial statements of W.P. Stewart & Co., Ltd., formerly Global Reach Limited, a Bermuda exempt company incorporated on August 16, 1996 and a registered investment adviser under the United States of America ("US") Investment Advisers Act of 1940, as amended ("WPS & Co., Ltd." and, together with its subsidiaries and predecessors, the "Company") are presented on a condensed consolidated basis and include the historical operations of the Company.

     These condensed consolidated financial statements are unaudited and should be read in conjunction with the audited consolidated financial statements incorporated by reference in the Annual Report on Form 20-F of the Company for the year ended December 31, 2000. The condensed consolidated financial information as of and for the year ended December 31, 2000 has been derived from audited consolidated financial statements not included herein.

     In our opinion, the unaudited condensed financial statements include all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of our financial position and results of operations. Operating results for the three months ended March 31, 2001 are not necessarily indicative of results that may be expected for the entire year or any other period.

NOTE 2:  BACKGROUND AND ORGANIZATION

     For the three months ended March 31, 2001 and 2000, the consolidated Company consisted of several worldwide affiliated entities under common control, which provide investment advisory and related securities brokerage services. The Company's revenues will fluctuate based upon the market performance of its clients' investments in US and European financial markets.

Recent Acquisitions

     The repurchase provisions of the TPRS Services N.V. ("TPRS"), NS Money Management (Bermuda) Limited ("NSMM") and First Long Island Investors, Inc. ("FLII") acquisition agreements specify that 80% of the Company's common shares issued in connection therewith can be repurchased ("contingently returnable shares") at par value by the Company up to a maximum of 20% per year as of January 1, 2000, 2001, 2002 and 2003, except in the case of the December 29, 2000 TPRS acquisition where the reference dates are July 1, 2001, 2002, 2003 and 2004, if assets under management which were part of the acquisitions decrease below defined reference amounts at the specified dates and are not replaced.

     The recorded purchase price for each acquisition is determined by the sum of:

     1. the number of shares issued on acquisition not subject to repurchase multiplied by the fair value of each of those shares at acquisition date;

     2. the number of shares that cease to be subject to repurchase at each anniversary date multiplied by the fair value of each of those shares at that date; and

     3.   the cumulative cash dividends paid on shares subject to repurchase.

     The shares issued in connection with the TPRS, NSMM and FLII acquisitions were initially reported in shareholders' equity (within share capital and as a contra-equity account captioned contingently returnable shares) at their issuance prices as of the dates the acquisitions were consummated. On the dates on which the contingently returnable shares cease to be subject to repurchase, the contra-equity account is relieved and any difference between the initial issue price and the then current fair value of the shares is charged or credited to additional paid-in-capital. Cash dividends on shares no longer subject to repurchase are recorded as a reduction of shareholders' equity.

     The following table shows information for each acquisition as of and for the three months ended March 31, 2001.

                                                                        Cash
                                                                      Dividends
                                                                       Paid on
                                                                    Contingently      Cumulative
                    Aggregate      Shares Not      Contingently      Returnable        Purchase        Intangible
                    Number of      Subject to       Returnable         Shares           Price         Amortization
Acquisition          Shares        Repurchase         Shares       for the Period     Allocation     for the Period
-----------          ------        ----------         ------       --------------     ----------     --------------
TPRS                1,966,000         854,000         1,112,000         $333,600       $17,670,936       $267,373
NSMM                  898,831         539,299           359,532          107,860         9,930,582        131,993
FLII                1,200,000         720,000           480,000          144,000        13,455,088        230,161
                    ---------       ---------         ---------         --------       -----------       --------
                    4,064,831       2,113,299         1,951,532         $585,460       $41,056,606       $629,527
                    =========       =========         =========         ========       ===========       ========

     The following table shows information for each acquisition as of and for the year ended December 31, 2000.

                                                                        Cash
                                                                      Dividends
                                                                       Paid on
                                                                    Contingently      Cumulative
                    Aggregate      Shares Not      Contingently      Returnable        Purchase        Intangible
                    Number of      Subject to       Returnable         Shares           Price         Amortization
Acquisition          Shares        Repurchase         Shares        for the Year      Allocation      for the Year
-----------          ------        ----------         ------        ------------      ----------      ------------
TPRS                1,966,000         623,600         1,342,400       $1,195,776       $12,208,632       $534,783
NSMM                  898,831         359,532           539,299          932,987         5,821,131        299,671
FLII                1,200,000         480,000           720,000        1,245,600         7,968,688        557,922
                    ---------       ---------         ---------         --------       -----------     ----------
                    4,064,831       1,463,132         2,601,699       $3,374,363       $25,998,451     $1,392,376
                    =========       =========         =========       ==========       ===========     ==========

     The Company has agreed in principle to acquire TPR & Partners NV ("TPR"), an asset gathering firm based in The Netherlands. The parties have agreed that the Company will acquire 100% of the shares of TPR in exchange for 330,000 common shares of the Company. The closing of this transaction and the issuance of the common shares are expected to occur during the second quarter of 2001. TPR would become an indirect subsidiary of W.P. Stewart Asset

Management (Europe), Ltd. ("WPSAM-Europe"), a subsidiary of the Company which was recently formed to conduct the Company's European asset gathering and client servicing activities. The principals of TPR and certain other key employees of WPSAM-Europe would own non-voting shares of WPSAM-Europe entitling them to up to approximately 25% of any dividends declared and paid by WPSAM-Europe. This minority interest, less any portion previously repurchased from employees whose service terminates prematurely and not reissued to other employees, would be acquired by the Company on December 31, 2004 at a price determined on the basis of the performance of WPSAM-Europe for the year 2004.

NOTE 3:  EARNINGS PER SHARE

                                                                2001                2000
                                                            ------------        ------------
Basic Earnings Per Share:

Net income                                                  $ 23,262,641        $ 26,606,217
                                                            ============        ============
Weighted average basic shares outstanding                     43,586,172          41,624,962
                                                            ------------        ------------
Net income per share                                               $0.53               $0.64
                                                            ============        ============
Diluted Earnings Per Share:

Net income                                                  $ 23,262,641        $ 26,606,217
                                                            ============        ============
Weighted average basic shares outstanding                     43,586,172          41,624,962
Add:  Unvested and contingently returnable shares              3,728,946           3,562,895
                                                            ------------        ------------
Weighted average diluted shares outstanding                   47,315,118          45,187,857
                                                            ------------        ------------
Net income per share                                               $0.49               $0.59
                                                            ============        ============

     Basic earnings per share is computed by dividing the net income applicable to common shares outstanding by the weighted average number of shares outstanding, excluding unvested employee shares and contingently returnable shares. Diluted earnings per share is computed using the same method as basic earnings per share, but also reflects the impact of contingently returnable shares, and unvested shares issued to employees of the Company or its affiliates using the treasury stock method.

     On March 31, 2001 and 2000, respectively, 48,222,112 and 47,225,336 shares were issued and outstanding. The shareholders of record are entitled to full voting rights and dividends on these shares; 2,684,407 and 3,649,875 of these shares were unvested and held by the Company's or affiliates' employees on March 31, 2001 and 2000, respectively.


NOTE 4:  COMPREHENSIVE INCOME

     The following table details the components of comprehensive income as described in Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income".

                                                                       2001               2000
                                                                  -------------      -------------
Net income                                                        $  23,262,641      $  26,606,217
Other comprehensive income, net of tax
  Reclassification adjustment for realized gains on
  available for sale securities, included in interest and
  other                                                                (432,447)                --
Unrealized gains on marketable investments                              151,473                 --
Foreign currency translation adjustment                                (172,134)           (24,653)
                                                                  -------------      -------------
Comprehensive income                                              $  22,809,533      $  26,581,564
                                                                  =============      =============

NOTE 5:  RELATED PARTY TRANSACTIONS

     Research and administrative expenses include travel expenses, consisting of charter fees, of approximately $392,455 and $655,590 for the three months ended March 31, 2001 and 2000, respectively, paid to Shamrock Aviation, Inc. ("Shamrock"), a company owned by principal shareholders of the Company.

     The Company has entered into an agreement pursuant to which an entity affiliated with Shamrock has agreed to provide operational and maintenance services at cost for the Challenger aircraft owned by the Company. These costs, reflected in research and administration expenses, include approximately $621,600 and $538,480 for the three months ended March 31, 2001 and 2000, respectively.

     A portion of the office space located in New York includes space occupied by Stewart family interests. W.P. Stewart & Co., Inc. ("WPSI") is reimbursed on a monthly basis for rent and other costs associated with the space. Such costs approximated $20,100 and $73,425 for the three months ended March 31, 2001 and 2000, respectively.

     W.P. Stewart Fund Management Limited ("WPS Dublin") serves as the investment manager to an Irish fund solely advised by WPS Investissements S.A., a Swiss investment money management firm. WPS Investissements S.A. is principally owned by Mr. William P. Stewart III, a beneficial owner of a minority interest in the Company. The Company has no ownership interest in either the Irish fund or WPS Investissements S.A. WPS Dublin collects and remits to WPS Investissements S.A. all of the advisory fees in respect of such fund. Such fees amounted to $12,890 and $248,539 for the three months ended March 31, 2001 and 2000, respectively. In addition, the Company pays WPS Investissements S.A. a portion of the brokerage commissions charged to the fund from securities transactions for such fund. Such commissions amounted to $16,286 and $1,866 for the three months ended March 31, 2001 and 2000, respectively.

     The Company pays Bowen Asia Limited ("Bowen"), a 40% unconsolidated affiliate of the Company, a principal owner of which is a beneficial owner of a minority interest in the Company, fees for solicitation, sub-advisory, and research services. Such costs approximated $155,130 and $129,705 for the three months ended March 31, 2001 and 2000, respectively. During 2000, the Company entered into an agreement with Bowen Capital Management, an affiliate of Bowen, which will entitle the Company to receive solicitation fees for client referrals to Bowen Capital Management. There were no fees paid under the terms of this agreement for the three months ended March 31, 2001 and 2000, respectively.

     The Company paid TPRS fees for marketing services. These fees amounted to approximately $2,306,000 for the three months ended March 31, 2000. Inter-company eliminations of approximately $1,153,000 resulting from the Company's 50% ownership in TPRS resulted in a net expense to the Company of approximately $1,153,000 for the three months ended March 31, 2000.

     Certain directors of the Company have served as directors of funds from which the Company has received investment advisory fees and commissions. Such fees and commissions were $1,468,808 and $5,395,806 for the three months ended March 31, 2001 and 2000, respectively.

     Included in Receivables from Affiliates at March 31, 2001 and December 31, 2000 is a subordinated loan of $212,526 and accrued interest on such loan in the amount of $17,416 due from Kirk Management Ltd., a 40% unconsolidated affiliate of the Company. The loan has no fixed repayment date.

NOTE 6:  LONG-TERM DEBT

     Interest expense on long-term debt totaled $321,270 and $330,153 for the three months ended March 31, 2001 and 2000, respectively.

NOTE 7:  COMMITMENTS AND CONTINGENCIES

     At March 31, 2001, the Company was contingently liable on three irrevocable standby letters of credit. One letter of credit is in the amount of $1,000,000 in favor of Wachovia Corporate Services Inc. ("Wachovia") and collateralizes amounts received from the Company's clients that Wachovia wires daily to the Company's account at The Bank of Bermuda. The second letter of credit is in the amount of $200,000, in favor of WPSI's landlord. The third letter of credit is in the amount of $699,033 in favor of W.P. Stewart & Co. (Europe), Ltd.'s landlord. This amount is guaranteed by the Company, and is secured by a fixed deposit cash account, which will remain intact over the term of the lease. This amount is reflected in Other Assets at March 31, 2001 and 2000.

     In February 1999, the Company entered into an agreement with Shamrock in which Shamrock agreed to delay the sale of an aircraft owned by Shamrock so that such aircraft will continue to be available for use in the Company's business. At the same time, Shamrock agreed to release WPSI from any and all obligations to participate in the purchase of an additional aircraft of approximately $37 million, delivery of which is scheduled for 2001. In return, the Company has agreed to indemnify Shamrock for any loss in value of the aircraft Shamrock has agreed not to sell from the time the agreement was made until the aircraft is sold or replaced. The value of that aircraft as of the date of Shamrock's agreement with the Company was estimated to be $27,000,000. Based upon that appraisal received, management does not believe that this agreement will have any material adverse effect on the financial condition or results of operations of the Company.

     W.P. Stewart Securities Limited ("WPSSL") conducts business with a clearing broker on behalf of its customers subject to a clearing agreement. WPSSL earns commissions as an introducing broker for the transactions of its customers, which are normally settled on a delivery-against-settlement basis. Under the clearing agreement, WPSSL has agreed to indemnify the clearing broker for non-performance by any customers introduced by WPSSL. WPSSL is subject to credit risk to the extent that the clearing broker may be unable to repay amounts owed.

NOTE 8:  NOTES RECEIVABLE FOR COMMON SHARES

     During the three months ended March 31, 2001, the Company issued an additional 310,000 common shares, to certain employees and employees of affiliated entities, for installment notes totaling $4,036,200. The installment notes are full recourse, bear interest at 10% per annum and are collateralized by the shares issued. Each principal payment, as defined in each of the promissory notes, is equal to one twenty-eighth of the total face value of the note.

     Pursuant to employee purchase agreements for common shares, in the event a purchaser, as defined, is not in the employment of, or does not serve as a director of, the Company or any of its affiliates, the purchaser, as defined, shall transfer to the Company all rights to shares that have not vested at the time of such termination. The remaining balance of the outstanding notes receivable related to the unvested shares shall be abated.

     Future minimum payments expected to be received on these notes and all similar notes outstanding as of March 31, 2001 are as follows:

              2001 (9 months)                       $  2,194,474
              2002                                     3,487,074
              2003                                     3,492,095
              2004                                     3,497,638
              2005                                     2,594,387
              Thereafter (through 2008)                2,364,594
                                                    ------------
                                                    $ 17,630,262
                                                    ============

     Interest income on all such notes was $275,151 and $520,150 for the three months ended March 31, 2001 and 2000, respectively.

NOTE 9:  INCOME TAXES

     Under current Bermuda law, the Company and its Bermuda subsidiaries are not required to pay any Bermuda taxes on their income or capital gains. The Company and its Bermuda subsidiaries will be exempt from such forms of taxation in Bermuda until March 2016.

     Income from the Company's operations in the United States and from US subsidiaries of the Company is subject to income taxes imposed by US authorities.

     The provision for income taxes detailed below represents the Company's estimate of taxes on income applicable to US jurisdictions and is calculated at rates equal to the statutory income tax rate in each jurisdiction.

     The income tax provision, all current, for the three months ended March 31, 2001 and 2000 is as follows:

                                          2001           2000
                                      ----------      ----------
            Federal                   $1,798,900      $1,778,367
            State and local              785,838       1,161,143
                                      ----------      ----------
                                      $2,584,738      $2,939,510
                                      ==========      ==========

NOTE 10: PENSION BENEFITS

     Total employer contributions amounted to $456,810 and $488,410 for the three months ended March 31, 2001 and 2000, respectively. Participants are immediately vested in their account balances.

NOTE 11: GEOGRAPHIC AREA DATA

     The Company's primary business is the provision of investment advisory services to clients located throughout the world, in primarily two geographic areas, as follows:

                                              Fee Revenue
                                      ----------------------------
                                          2001            2000
                                      ------------    ------------
                U.S.                  $ 25,268,489    $ 30,096,474
                Non-U.S                  6,886,637      11,516,137
                                      ------------    ------------
                Total                 $ 32,155,126    $ 41,612,611
                                      ============    ============


NOTE 12: SUBSEQUENT EVENTS

     On April 10, 2001, the Company declared a dividend of $0.30 per share to shareholders of record as of April 20, 2001, payable on April 30, 2001 in the aggregate amount of $14,466,634.

                            INTERIM FINANCIAL REPORT

Overview

     W.P. Stewart & Co., Ltd., together with its subsidiaries, is a research-focused investment counselor that manages assets for high net-worth individuals and institutions located throughout the world. Our principal source of revenues is investment advisory fees and, accordingly, fluctuations in financial markets and client contributions and withdrawals have a direct effect on revenues and net income. Significant components of our expenses are variable in nature and partially offset fluctuations in revenue.

     Advisory fees are computed quarterly based on account market values and fee rates pursuant to investment advisory contracts with clients. Our policy is to bill clients quarterly, in advance.

     Commission revenues earned on our brokerage activities, substantially all of which relate to client accounts, vary directly with account trading activity and new account generation. Transaction costs are reviewed quarterly and are competitive.

     Interest and other revenue primarily includes interest earned on notes receivable for employee purchases of common shares, interest earned on our cash management activities and equity income relating to our investments in unconsolidated affiliates.

     We provide competitive rewards to our employees through our compensation and benefits policies, together with our employee equity ownership practices. Employee compensation and benefits are our largest operating expense, the most significant component of which is compensation paid to our research analyst/portfolio managers. Compensation for all employees varies with operating profit. At the beginning of each year, each employee is allocated a participation in our compensation pool. Compensation paid depends upon our actual operating profit (as adjusted for amortization of intangibles and retirement benefits). We review from time to time the percentage of operating profit made available for the compensation pool and review annually the allocation of the compensation pool among all employees. We have completed a refinement of our variable compensation program. Under this program, which heavily weighs compensation against profit performance, compensation expense may vary between 20.7% and 24.5% of actual operating profit. As a result, it is currently anticipated that compensation expense for the year ending December 31, 2001 will be approximately 21% of operating profit versus 25% for the year ended December 31, 2000.

     Marketing fees are fees paid to select banks, investment firms and individuals in at least 10 countries with whom we have formal marketing arrangements that make up our network of symbiotic marketers. We consider the banks, investment firms and individuals who gather assets for us to be symbiotic marketers of our services because of the mutual benefits that flow from the relationship - they are able to offer premier equity investment management services to their clients and we are able to extend the reach of our asset-gathering efforts. These marketing fees are based on the market value of referred accounts and vary based on new account generation and fluctuations in the market value of referred accounts.

     Commissions, clearance and trading expenses include fees paid at the direction of clients to consultants based on commissions relating to referred accounts, and clearance and trading fees incurred related to brokerage activities. These transaction-related costs vary directly with trading activity.

     Research and administration expenses include research, travel and entertainment, communications, occupancy and equipment.

     Other operating expenses include professional fees consisting of accounting, auditing, tax, legal and consulting fees, charitable contributions and other administration expenses. A significant component of professional fees for the three months ended March 31, 2000 was nonrecurring and was related to our global expansion.

     All of our employees are given the opportunity to become shareholders during their first year of employment with us. As a result, virtually all of our employees are shareholders of W.P. Stewart & Co., Ltd. and all participate in the results of our operations.

Three Months Ended March 31, 2001 as Compared to Three Months Ended March 31,
2000

     Assets Under Management

     Assets under management at March 31, 2001 were $9.3 billion, a decline of $1.0 billion, or 9.7%, from $10.3 billion at December 31, 2000. The decrease in assets under management included depreciation of $0.7 billion, outflows from existing accounts of $0.4 billion and closed accounts of $0.2 billion, which were partially offset by new accounts of $0.1 billion and contributions to existing accounts of $0.2 billion.

     Assets under management at March 31, 2000 were $11.6 billion, a decline of $0.7 billion, or 5.7%, from $12.3 billion at December 31, 1999. The decrease in assets under management included depreciation of $0.1 billion, outflows from existing accounts of $0.4 billion and closed accounts of $0.5 billion, which were partially offset by new accounts of $0.1 billion and contributions to existing accounts of $0.2 billion.

     Revenues

     Revenues were $48.5 million for the first quarter 2001, a decrease of $7.0 million, or 12.7%, from $55.5 million for the first quarter of 2000. The changes were due to a $9.4 million, or 22.7%, decrease in fee revenue, a $1.7 million, or 12.9% increase in commission revenue and an increase of $0.7 million in interest and other revenues. Included in the quarter ended March 31, 2000 is a $3.7 million performance fee for one of our accounts. The average fee earned from client accounts, including performance fees that apply to two accounts, decreased to 1.25% at March 31, 2001 from 1.28% at March 31, 2000 due to a slight change in client account mix to larger accounts with lower fees. The increase in commission revenue was primarily due to a reallocation of client accounts among our portfolio managers, and a rebalancing of securities held in those accounts to reduce or eliminate certain holdings and increase or initiate other holdings during the quarter. Interest and other revenues increased due to an increase of approximately $0.2 million from our proportionate earnings of two of our unconsolidated affiliates, and more efficient utilization of cash on hand.

     Expenses

     Expenses, excluding income taxes, decreased $3.3 million, or 12.9%, to $22.6 million for the first quarter 2001 from $25.9 million in the same quarter of the prior year. The decrease was primarily due to a decline in variable expenses, including a decrease of $1.5 million in fees paid to marketers, which are directly related to assets under management of referred accounts, and an increase of $0.2 million in commissions, clearance and trading costs, which vary with account activity. Other operating expenses decreased $1.4 million, primarily due to lower levels of expenditures relating to our global expansion. Employee compensation and benefits decreased $0.6 million due to a decrease in adjusted operating profit and a change in the compensation program, as discussed above.

     Our income tax expense decreased $0.3 million, to $2.6 million, for the first quarter of 2001 from $2.9 million in the comparable quarter of the prior year due to a decrease in our operating profit. Our tax rate was 10% of income before taxes for both periods.

     Net Income

     Net income for the quarter ended March 31, 2001 decreased $3.3 million, or 12.6% to $23.3 million from $26.6 million in the first quarter of the prior year as a result of the items described above.

Inflation

     Our assets are largely liquid in nature and, therefore, not significantly affected by inflation. However, the rate of inflation may affect our expenses, such as information technology and occupancy costs which may not be readily recoverable in the pricing of the services that we provide. To the extent inflation results in rising interest rates and has other negative effects upon the securities markets, it may adversely affect our financial position and results of operations.

Liquidity and Capital Resources

     Our financial condition is highly liquid with principal assets including cash, short-term investments and receivables from clients. Short-term investments are primarily money market instruments. Liabilities include operating payables and accrued compensation. Our investment advisory activities do not require us to maintain significant capital balances. However, the activities of W.P. Stewart Securities Limited, our Bermuda-based broker-dealer, and the sub-advisory activities of W.P. Stewart & Co. (Europe), Ltd., our London-based research affiliate, require us to maintain certain minimum levels of capital.

     We continually monitor and evaluate the adequacy of the capital maintained for our brokerage and sub-advisory activities. W.P. Stewart Securities Limited and W.P. Stewart & Co. (Europe), Ltd. have consistently maintained net capital in excess of the regulatory requirements prescribed by the Securities and Exchange Commission and Investment Management Regulatory Organisation Limited, respectively, as well as by other regulatory authorities. Historically, we have met our liquidity requirements with cash generated from our operations.

     In addition, in 1998 a newly-formed limited liability company wholly owned by us acquired, by assignment, the rights and obligations of Shamrock Aviation, Inc., a company controlled by certain shareholders of W.P. Stewart & Co., Ltd., under a purchase agreement to buy a Challenger aircraft for $22.5 million. The aircraft was placed in service on April 8, 1999. General Electric Capital Corporation is financing the aircraft with 10-year, amortizing loans with fixed rates that range from 6.87% to 7.35%. During 1999, we paid $22.5 million under the purchase agreement, of which General Electric Capital Corporation provided $19.6 million under the loans. A company under common control with Shamrock Aviation, Inc., controlled by certain shareholders of W.P. Stewart & Co., Ltd., operates the Challenger aircraft for us. We are charged actual cost of operations for such operating services. We believe that ownership of this aircraft enables us to efficiently manage the heavy travel schedules of our investment and research professionals, at rates more favorable to us than would be charged by an unaffiliated charterer.

     We believe that our cash flow from operations is sufficient to meet our debt and other obligations as they come due as well as our anticipated capital requirements.

Exhibit

     See press release attached hereto dated May 9, 2001 regarding the Company's financial results for the first quarter of 2001.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 W.P. STEWART & CO., LTD.


Date: May 11, 2001                               By: /s/ Lisa D. Lewey
                                                    ----------------------------
                                                     Name: Lisa D. Lewey
                                                     Title: General Counsel and
                                                            Assistant Secretary